WESTERN COPPER CORPORATION

ANNUAL INFORMATION FORM

For the year ended
December 31, 2009

2050 – 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3

Dated: March 25, 2010

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PRELIMINARY NOTES

In this Annual Information Form, Western Copper Corporation, including all subsidiaries as the context requires, is referred to as the "Western Copper" or the "Company". All information contained herein is as at March 25, 2010 unless otherwise stated.

Financial Statements

All financial information in this Annual Information Form (“AIF”) is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

This AIF should be read in conjunction with the Company’s audited annual consolidated financial statements and notes thereto, as well as with the management’s discussion and analysis for the year ended December 31, 2009. The financial statements and management’s discussion and analysis are available at www.westerncoppercorp.com and under the Company’s profile on the SEDAR website at www.sedar.com.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Disclosure of Mineral Resources

Disclosure about our exploration properties in this AIF uses the terms “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards. Other than the Carmacks Copper Project and the Casino Property, our properties do not have mineral reserves. All disclosure about our exploration properties conforms to the standards of U.S. Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are discussed below.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral
Resources and Indicated Mineral Resources

This AIF may use the terms “Measured Mineral Resource” and “Indicated Mineral Resource”. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources

This AIF may use the term “Inferred Mineral Resources”. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this AIF that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of any estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration or mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Copper to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this AIF. Although Western Copper has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western Copper does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

Forward-looking statements and other information contained herein concerning mineral exploration and our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. The industries involve risks and uncertainties and are subject to change based on various factors.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Western Copper Corporation (“Western Copper” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006. Trading of the Company’s shares commenced on the Toronto Stock Exchange (the “TSX”) under the symbol “WRN” on May 15, 2006.

Our principal office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, BC V6E 4M3. Our registered office address is 10th floor, 595 Howe Street, Vancouver, BC V6C 2T5.

Intercorporate Relationships

The Company has the following subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (“Western Silver”). On May 3, 2006, Western Silver and Glamis Gold Ltd. (Glamis) entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V., its interests in the Sierra Almoloya property and the Carmacks Copper Project to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Western Copper’s shares began trading on the Toronto Stock Exchange under the ticker symbol “WRN” on May 15, 2006.

On November 30, 2006, the Company acquired Lumina Resources Corporation (“Lumina”) by plan of arrangement with Lumina. Pursuant to the terms of the agreement with Lumina, Lumina shareholders received one common share of Western Copper for each Lumina common share. In return, Western Copper gained the rights to Lumina’s three copper and precious metals properties in Canada. The three properties are the Casino property in the Yukon, the Island Copper/Hushamu property located on Vancouver Island in British Columbia, and the Redstone property in the Northwest Territories.

DESCRIPTION OF THE BUSINESS

General

Western Copper is a mineral exploration company engaged in the business of acquisition, exploration, and development of advanced stage copper and other mineral properties in geopolitically stable countries.

All of Western Copper’s properties are located in Canada. The Company’s two most advanced projects are located in the Yukon. The Carmacks Copper Project is in the last phase of permitting. The Company’s Casino Project is one of the largest undeveloped porphyry deposits in Canada. Western Copper completed a pre-feasibility study on the property in June 2008.

The Company’s current focus is on obtaining the Water Use License for the Carmacks Copper Project, performing further exploration at the Casino Project, and collecting data at the Casino Project that will help form part of the Project Proposal that will be submitted to permitting agencies in the Yukon in 2011.

The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues to date. Commercially viable mineral deposits may not exist on any of the properties.

Trends

We have not generated operating revenue to date and are currently an exploration stage company. Other than noted above, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of our financial condition.

RISK FACTORS

1.	We have a limited history of operations, and no history of earnings or dividends

We have no history of earnings or of a return on investment. Our properties may not generate earnings, operate profitably or provide a return on investment in the future.

2.	We may not be able to obtain additional financing

If our proposed exploration programs are successful, additional financing will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds available to us are the sale of equity capital, or the offering of an interest in our properties to be earned by another party or parties carrying out exploration or development thereof. Additional financing may not be available at all or may not be available on favourable terms. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our operations.

3.	Resource exploration and development involves a high degree of risk

Resource exploration and development is a speculative business and involves a high degree of risk. Exploration of our properties might not result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Singly or in combination, these factors may result in our not receiving any or an adequate return on invested capital.

4.	We are subject to risks respecting exploration and development activities

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. We may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which our insurance cannot insure or against which it may elect not to insure. If any of our properties are found to have commercial quantities of ore, we would be subject to additional risks respecting any development and production activities. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

5.	Fluctuation of mineral prices may adversely affect our financial results

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors that are beyond our control, including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. Such factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, our properties.

6.	Title to our properties or interests may be disputed

The acquisition of title to resource properties or interests therein is a very detailed and time- consuming process. Title to and the area of resource concessions may be disputed. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. We have not definitively surveyed the boundaries of any of our mineral properties, and consequently the boundaries of the properties may be disputed. We may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

7.	Environmental regulations may adversely affect our projects

Our operations will be subject to environmental regulations promulgated by various Canadian government agencies from time to time. Violation of existing or future environmental rules may result in various fines and penalties.

8.	Political, economic and social conditions may adversely affect our investments

Our investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on our results of operations and financial condition. Certain areas in which we may acquire properties have experienced and may continue to experience local political unrest and disruption by the indigenous peoples, which could potentially affect our projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect our property interests or restrict its operations. Our mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labor, export controls, income taxes, expropriation of property, environmental legislation, and safety factors.

9.	Statutory and regulatory compliance is complex and may result in delay or curtailment of our operations

Claims or current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. We may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. We are not currently covered by any form of environmental liability insurance. See "Risks associated with our activities may not be insurable", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or require abandonment or delays in exploration.

10.	Risks associated with our activities may not be insurable

Our business will be subject to a number of risks and hazards. Insurance to cover the risks to which our activities will be subject may not be available at all or at commercially reasonable premiums. We are not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of any such liabilities would reduce the funds available to us. If we are unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

11.	There is substantial competition for mineral deposits where we intend to conduct our operations

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which we intend to conduct operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than Western Copper, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. We will also be competing with other mineral exploration and mining companies in the recruitment and retention of qualified employees and third-party contractors. Consequently, our operations and financial condition could be materially adversely affected.

12.	We depend on key management and employees

Our development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on Western Copper. We do not expect to have key person insurance with respect to any of our key employees.

13.	Risks associated with conflicts of interest

Certain of our directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

14.	Our shares may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Western Copper include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. Our share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in gold, silver, copper, or molybdenum prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of our shares at any given point in time may not accurately reflect our long-term value.

15.	Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, common stock pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

MINERAL PROPERTIES

The Company’s most advanced projects, the Casino Project and the Carmacks Copper Project, are located in the Yukon Territory in Canada.

Casino Project (Yukon, Canada)
Property Description

The Casino porphyry copper-gold-molybdenum deposit is located, by road, 380 kilometres northwest of Whitehorse, Yukon. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990s.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired 100% interest in the property in exchange for a $1 million cash payment.

The Casino property is made up of 642 claims. These claims have expiry dates ranging from October 13, 2010 to June 5, 2020.

In the event that a production decision is made to put the Casino property into commercial production, the Company will pay an additional $1,000,000.

Certain portions of the Casino property are also subject to an Option Agreement and a royalty agreement.

The Option Agreement provides the option holder the right to purchase 55 claims known as the Casino B claims. In order to earn the right to acquire the Casino B claims, the option holder must maintain the Casino A and B claims in good standing until 2020. At that time, the option holder has the right to acquire the Casino B claims for $1 each. The option holder also has the right to purchase the Casino B claims at any time by making a $200,000 payment. If the option holder exercises its option, the Casino B Claims will be subject to a 10% Net Profits Interest (“NPI”) payable to CRS Copper Resources Corp. (“CRS”), one of Western Copper’s subsidiaries.

Other royalties on the property are as follows:

  A 5% NPI on the Casino A claims;
  A 5% NPI on the Casino B claims;
  A 5% NPI on 23 claims comprising the northern-east block of Casino property.

The deposit, as defined in the pre-feasibility study, is on Casino A claims only.

Work Undertaken in 2009

During 2009, the Company has continued its permitting efforts by continuing its dialogue with various government agencies and by continuing the 2009 data collection program that will form part of the Project Proposal. Discussions with local communities and First Nations have also continued.

The Company continues to work on further engineering studies relating to road access and power supply. The aim of these studies is to further improve the economics of the project.

The Company completed a major drilling program in October 2009. The program was aimed at converting inferred resources into measured and indicated and examining targets identified by the geophysical survey to potentially extend the known area of mineralization. Including the 11,000 metres drilled in 2009, approximately 102,000 metres have been drilled on property to date.

The drilling program significantly increased the known area of mineralization and identified a new molybdenum zone.

A deep penetrating geophysical survey conducted in July 2009 identified a number of promising drill targets. These targets were drilled as part of the 2009 drilling program. Several promising zones were discovered, including a lead-zinc-silver zone to the south of the deposit.

Work Plan for 2010

The Company raised $9.4 million in flow-through funds in 2009. A portion of this money was spent on the 2009 drilling program, and the remainder will be spent on further exploration at the Casino property in 2010. Western Copper is mobilizing equipment via winter road and plans to start drilling in early Q2 2010.

The Casino Project is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Casino Project Pre-Feasibility Study - Yukon Territory, Canada” (the “Casino Report”) dated August 5, 2008 and prepared in accordance with National Instrument 43-101 by Timothy S. Oliver, P.E. The complete report may be viewed under Western Copper’s profile at www.sedar.com or on its website at www.westerncoppercorp.com.

The values in the Casino Report are in Canadian currency, and assume an exchange rate of one to one between U.S. and Canadian dollars.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The site is currently accessible year-round only by air. Fixed wing aircraft can use the existing 760 m airstrip. Access in the past was either by a 225 km winter road from Burwash Landing or a slightly shorter winter route along the Freegold Road from Carmacks. Access has also been gained in the past by river barge on the Yukon River from Minto or other communities along the river. The barge landed at a point 19 km from the site near the mouth of Britannia Creek.

Associated Engineers examined various route options for a year-round access road. All the options are considered viable however the selected option for the purpose of this study was a new, 187 km, unpaved road from the Alaskan Highway at a point about 48 km northwest of Burwash Landing. The route is termed the “Onion Creek” route.

Either a winter road or barge service will provide early access for construction equipment, camp construction and initial equipment.

The project plan includes a new airstrip and building for employee transport to and from the site. The airstrip is planned to be located about 35 km southeast of the mine on a flat area adjacent to the proposed access road.

The mean annual temperature for the area is approximately -5.5°C with a summer mean of 10.5°C and a winter mean of -23°C. Mean annual precipitation ranges between 300-450 mm.

Actual climate data is sparse. No site measurements exist for evaporation, frost depth or wind speed and direction. Design specifications for evaporation used 400 mm which is 90% of measured lake evaporation from a station at Williams Creek, Yukon, near Carmacks. Western Copper plans to install an automated weather station at the site in the third quarter of this year.

No local commercial or human resources exist to support mine development. Whitehorse, the Capital of the Yukon Territory, is about 300 km due southeast of the property. It is the nearest commercial center, the point of departure for access by commercial aircraft and the location of lodging and other commercial service.

The village of Pelly Crossing on the Klondike Highway is the nearest community, some 115 km to the east of the property. The village of Carmacks, also on the Klondike highway, is approximately 150 km to the southeast.

Other than the airstrip, little infrastructure currently exists. Mine development will require development of water, sanitation, transportation, power, and communications resources and systems.

The Casino property is located in the Dawson Range, a north-westerly trending belt of well rounded ridges and hills that reach a maximum elevation of about 1,675 m. The hills rise above the Yukon Plateau, most of which as been peneplaned at about 1,250 m and deeply incised by mature dendritic drainages that are part of the Yukon River watershed. Although the Dawson Range escaped Pleistocene continental glaciation, minor alpine glaciation has produced a few small cirques and terminal moraines.

Local elevations range from 1,580 m on a ridge along the western property boundary to 430 m on the banks of the Yukon River at Britannia Creek.

The deposit area is situated on a small divide. The northern part of the property drains to Canadian Creek and Britannia Creek into the Yukon River. Drainage from the southern part of the property flows southward via Casino Creek to Dip Creek to the Donjek River and thence northward to the Yukon River.

Outcrop is rare on the property being restricted to a few widely spaced tors on ridge crests. Soil development is variable ranging from coarse talus and immature soil horizons at higher elevations to a more mature soil profile and thick organic accumulations on the valley floors.

Reserves

For this reserve estimate, the measured mineral resource was converted to proven mineral reserve and the indicated mineral resource was converted to probable mineral reserve, with one exception. The low grade mill ore stockpile is considered a probable mineral reserve regardless of the original classification of the in-situ material.

Mill Ore Reserve:	Ore (000’s tonnes)	Tot Copper (%)	Gold (g/t)	Moly (%)
Proven Mineral Reserve:
Direct Mill Feed	143,804	0.284	0.354	0.0311
Probable Mineral Reserve:
Direct Mill Feed	613,571	0.208	0.225	0.0255
Low Grade Stockpile	156,171	0.163	0.177	0.0095
Total Probable Reserve	769,742	0.199	0.215	0.0223
Proven/Probable Reserve
Direct Mill Feed	757,375	0.222	0.249	0.0266
Low Grade Stockpile	156,171	0.163	0.177	0.0095
Total Mill Ore Reserve	913,546	0.212	0.237	0.0236

Heap Leach Reserve:	Ore (000’s tonnes)	Gold (g/t)	Tot Copper (%)	Moly (%)
Proven Mineral Reserve	34,498	0.545	0.074	N/A
Probable Mineral Reserve	43,419	0.333	0.053	N/A
Total Heap Leach Reserve	77,917	0.427	0.062	N/A

Mining

A mine plan was developed to supply ore to a conventional copper sulphide flotation plant with the capacity to process 32.0 to 36.4 million tonnes per year, depending on the mix of supergene and hypogene ores. The mine is scheduled to operate two 12 hour shifts per day, 365 days per year. This will require four mining crews. The crews will operate 7 days on-7 days off from a fly in-fly out camp.

Mining is by conventional open pit methods with drilled and blasted rock loaded onto rigid frame haul trucks by large electric shovels.

Plant Description

The study contemplates the development of the property as a conventional truck-shovel, open pit mine, initially processing the gold bearing oxide cap as a heap leach operation. Sulphide ore processing would commence approximately 2.5 years later at a nominal rate of 90,000 tonnes per day (“tpd”) in a concentrator, which would produce copper concentrate and molybdenum concentrate. Gold values will report in the copper concentrate.

Sulphide ore will be transported from the mine to the primary crusher by off-highway haulage trucks. Mineral concentrates of copper and molybdenum will be produced by mineral flotation technology.

The sulphide concentrator will consist of one SAG mill followed by two ball mills. This will be followed by a conventional flotation circuit consisting of tank and column cells with a separate circuit for molybdenum. Copper concentrate will be thickened and filtered and sent by on-highway haul trucks to nearby ports. Molybdenum concentrate will be dried and placed in supersacks for transport.

The design basis for the sulphide ore processing facility is 94,770 dry tonnes per day (dt/d). Design ore grade to the sulphide process plant is estimated to average 0.212% copper and 0.0236% molybdenum.

Oxide ore will be transported from the mine to a run of mine heap leaching facility by off-highway haulage trucks. Gold bullion produced from the oxide gold ore will be shipped by truck to metal refiners.

The design basis for oxide ore processing is 25,000 tpd. The overall oxide ore grade is estimated to average 0.427 grams/metric tonne (g/t) of gold and 0.0624% copper. Copper will be recovered as a precipitate by the SART process to control the quality of the leach solution. This precipitate will be shipped to smelters.

Metallurgical Testing

Early metallurgical testwork indicated that the oxide cap material could be leached with cyanide to recover gold, but at increasing copper grades, gold recovery and cyanide consumption were negatively affected. Flotation testing indicated that good copper concentrate grades were difficult to achieve.

Recent testwork by METCON Research on the oxide cap material showed that good recoveries of gold and acceptable cyanide consumptions could be obtained by integrating the cyanide heap leach with the SART process.

Flotation testing by G&T Metallurgical indicated that copper concentrate grades of 28% copper could be routinely achieved at copper recoveries averaging 84%. Gold will be recovered with the copper concentrate. Molybdenum will be recovered to a molybdenum concentrate in a separate flotation circuit.

Operating Costs

Operating costs were determined as average costs over the life of the mine. The annual production basis for the sulphide concentrator is 33.4 million tonnes of ore producing approximately 371,000 tonnes of copper concentrates and 16,000 tonnes of molybdenum concentrates. The annual production basis for the oxide leach area is 9.7 million tonnes of ore producing approximately 53,000 ounces of gold and 1,000 tonnes of copper precipitates. The sulphide milling operation bears all mining costs since the premise of the heap leach is that were it not for the heap leach, the material would be waste. The table below summarizes the sulphide operating costs. Heap leach/SART/ADR costs are $3.19 per tonne of leach material.

Sulphide Operations	$ per tonne ore
Mining	$3.24
Processing	$6.01
General and Administration	$0.47
Total	$9.72

Capital Costs

The initial capital investment for complete development of the project is estimated to be $2.1 billion total direct and indirect cost. Of this figure, $1.56 billion are direct and indirect costs for mining, concentrator and infrastructure including access road and port infrastructure. The remaining $550 million is the cost of a complete mine site power plant as estimated by Kerr Wood Leidal Associates Ltd.

Capital Costs (in millions)
Mine (including pre-stripping)	$340
Mill & Flotation	$541
Tailings	$96
Heap Leach	$51
Direct Cost	$1,028
Engineering & Management	$137
Camp	$65
Contingency	$165
Owner's Costs	$41
Total Mine Capital Cost	$1,437
Power Plant (includes Heap power)	$548
Access Road	$91
Port	$36
Total Capital Cost	$2,112

The life-of-mine sustaining capital for the processing plant is estimated at $420 million and for the mine is estimated at $440 million.

Financial Analysis

The base case for development of the Casino deposit will provide a pre-tax Internal Rate of Return (“IRR”) of 20.4% and an undiscounted Net Present Value (“NPV”) of $7.5 billion, based on 100% equity. The after-tax IRR is 14.9% with an undiscounted NPV of $4.5 billion. The base case financial evaluation uses LME three-year historical rolling average commodity prices as of the end of May 2008.

The commodity prices used in the financial analysis are:

Copper	$2.95/lb
Molybdenum	$30.97/lb.
Gold	$647.40/oz.

This approach is considered to be an industry standard and consistent with the guidance of the United States Securities and Exchange Commission.

The following table shows production and financial estimates for the life of the mine and for to the first six years of operation. Higher ore grades and greater concentrate production during the initial six years of operation provide an accelerated cash flow during this period and achieves capital payback in 3.8 years.

Production and Financial Estimates	Years 1-6	Life of Mine

Average Annual Pre-tax Cashflow	$571 million	$219 million
Average Annual After-tax Cashflow	$448 million	$132 million
Average NSR (sulphide ore)	$29.66/tonne	$21.54/tonne

Average Annual Mill Feed Grade
Copper (%)	0.325	0.212
Gold (g/t)	0.380	0.237
Molybdenum (%)	0.028	0.024

Average Annual Concentrate Production
Copper (dry ktonnes)	313	201
Molybdenum (dry ktonnes)	11	9

Average Annual Metal Production from Flotation Plant
Copper (M lb)	193	124
Gold (k oz)	263	158
Molybdenum (k lb)	13,415	10,899

Carmacks Copper Project (Yukon, Canada)
Property Description

We are an indirect, 100% owner of the Carmacks Copper Project in Yukon, Canada. The Carmacks Copper Project is an oxide copper deposit, with a small gold component, which in the 1990’s was proposed to be an open pit mine with crushing, sulphuric acid heap leaching, solvent extraction and electrowinning processing to produce cathode copper.

Western Copper’s predecessor company (Western Silver) acquired the Carmacks Copper Project in 1989 from Archer, Cathro & Associates. In 1993, Western Silver completed a full feasibility study on the property, which was subsequently updated in 1995. In 1998, Western Silver suspended work on the project indefinitely due to low copper prices.

In late 2004, based in part on renewed optimism in the price of copper, Western Silver agreed with the Yukon Territorial Government to re-enter the permitting process and has been engaged since then in the environmental review process under the Yukon Environment Assessment Act (“YEA”) and more recently the newly enacted Yukon Environmental and Socio-economic Assessment Act (“YESAA”). These review processes are on-going at present.

The 318 mineral claims and 20 leases that make up the Carmacks Copper Project have expiry dates ranging from August 14, 2010 to March 9, 2016 for the claims and from October 28, 2019 to March 9, 2025 for the leases.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange (“LME”) is US$1.10 per pound or greater. As at March 25, 2010, Western Copper has made $700,000 in advance royalty payments.

In April 2007, Western Copper reported the key findings of its feasibility study on the project and announced that the study supports the development of the mine. Based on the reserve (proven and probable) estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$). Using a rolling average of 3 years historical and 2 years future copper prices of US$2.32 at the time of the study, based on 100% equity, the project has an after-tax internal rate of return of 15.7% and an undiscounted net present value of $122.9 million. The feasibility study indicates a payback period of 3.9 years.

Commodity prices, foreign exchange rates, and capital and operating costs have been volatile since the release of the feasibility study. To review sensitivity analysis showing project performance relative to a variety of assumptions, please refer to the technical report summary filed on the Company’s website and on www.sedar.com.

Work Undertaken in 2009

On April 15, 2009, Western Copper received the Quartz Mining License (“QML”) for the Carmacks Copper Project. This license permits the Company to begin building the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate. As a condition of the QML, the Company was required to provide security in the amount of $80,300 representing the estimated reclamation cost for work performed to date on the property. The Company holds a Guaranteed Investment Certificate in this amount in safekeeping for the Yukon Government.

During 2009, the Company focused on permitting with engineering activities limited to those necessary to support the permitting. No further exploration took place in 2009.

Work Plan for 2010

The Water Use License (“WUL”) is the next and final major milestone of the permitting process and will allow the mine to operate. The Yukon Water Board public hearing concluded on March 2, 2010. Western Copper awaits the decision from the Yukon Water Board within two to six months from the hearing conclusion date.

No exploration is planned for 2010.

The Carmacks Copper Project is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Carmacks Copper Project Copper Mine and Process Plant, Feasibility Study Volume I Executive Summary” dated May 22, 2007 (the “Carmacks Report”), and prepared in accordance with National Instrument 43-101 by Timothy S. Oliver, P.E.. The complete report may be viewed under Western Copper’s profile at www.sedar.com or on Western Copper’s website at www.westerncoppercorp.com.

An exchange rate of C$1.00 = US$0.85 was used throughout the study.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Carmacks Copper Project is located in the Dawson Range at latitude 62°-21’N and longitude 136° - 41’W, some 220 km north of Whitehorse, Yukon. The Project site is located on Williams Creek, 8 km west of the Yukon River and some 38 km northwest of the town of Carmacks.

The climate in the Carmacks area is marked by warm summers and cold winters. Average daily mean temperatures range from -17.1 °C for the month of January to 15.2 °C for the month of July.

Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months. The average annual precipitation is approximately 339 mm (water equivalent) with one third falling as snow. July is the wettest month. Mean annual lake evaporation is approximately 528 mm with the maximum evaporation occurring in July.

Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the No. 1 Zone, topographic relief is 230 m. Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block. Discontinuous permafrost is present at varying depths in most north facing slope locations and at depth in other areas.

The Project site is currently accessible by an existing 12 km exploration road that leads north from km 33 of the secondary, government maintained, unpaved roadway (Freegold Road) from Carmacks. A small airfield used by private aircraft exists near Carmacks.

The village of Carmacks lies on the Klondike Highway, a paved highway, 175 km north of Whitehorse which provides the main transportation link in the Yukon. Whitehorse has an international airport with daily flights to Vancouver.

Situated 180 km south of Whitehorse by paved road is the year-round port of Skagway Alaska. A narrow gauge railroad from Skagway to Whitehorse (Yukon & White Pass Route railway) has not operated commercially for several years. Skagway currently provides port facilities for cruise ships taking tourists to Yukon and Alaska. A newly refurbished mineral concentrate loading facility now operates at Skagway. The Minto mine ships copper concentrates from the port.

An operational rail head is located at Fort Nelson BC, approximately 1,200 km by paved road from Carmacks.

Surface Rights

The Quartz Mining Act and Quartz Mining Land Use Regulations in the Yukon provide for the holder of mineral claims to obtain surface rights of crown land covered by mineral claims for the purpose of developing a mining property. This attracts a minor fee of $1.00 per acre per year. All the mineral claims held by Western Copper on this project are overlain by crown land. WCC has commenced discussions with the Yukon Government with the object of obtaining the surface rights required to develop the mine, as of the date of issue of this study, the surface rights have not been granted.

The property lies near, but does not encroach on, LSC R-9A, First Nations Surveyed Lands, Class A Land Reserve. Both Little Salmon Carmacks First Nation (LSFN) and Selkirk First Nation (SFN) consider this area to be “traditional” territory.

The feasibility study considers the development of only the No. 1 Zone, one of 14 defined zones containing Cu mineralization known on the property. The majority of the copper found in oxide portion of the No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite). Other secondary minerals include limonite, goethite, specular hematite, and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite and arsenopyrite occur rarely. The upper 250 m of the No. 1 Zone is oxidized.

Reserves

The proven and probable reserves for the No.1 Zone are contained within an engineered pit design based on a floating cone analysis of the resource block model using only measured and indicated resources. Inferred resources are not included in the reserve estimate.

Reserve Class	Ore (K tonnes)	Total Copper (%)	Oxide Copper (%)	Non-Oxide Copper (%)	Gold (g/t)	Silver (g/t)
Proven Mineral Reserve	3,190	1.227	1.028	0.199	0.659	6.2
Probable Mineral Reserve
Open Pit Ore	6,462	1.099	0.938	0.162	0.466	4.49
Estimated Dilution	960	0.065	0.043	0.021	0.018	0.2
Total Probable Mineral Reserve	7,422	0.965	0.822	0.144	0.408	3.93

Proven and Probable Mineral Reserve	10,611	1.044	0.884	0.160	0.483	4.62

Plant Description

The Carmacks Copper Project will be developed as an open-pit mine with an acid heap leach and a solvent extraction/electrowinning (SXEW) process facility producing, on average, approximately 14,500 tonnes of LME Grade A cathode copper annually.

The mining operation is designed to produce an average 1.73 million tonnes of ore per year or approximately 28,400 tonnes (ore and waste) per day on a seven day per week, 24 hours per day operation. The mine will be operated year round but may temporarily suspend operations when winter temperatures are extreme. Ore production will likely be suspended in the coldest winter months but waste operations will continue.

The mine will use a conventional spread of mining equipment, the main units comprising 10.5 cubic meter hydraulic excavators, 11.5 cubic meter loaders and 91-tonne haul trucks. Ore will be hauled by truck and dumped directly into the primary crusher, from where it will be conveyed to secondary and tertiary crushers. The final product will have a maximum size of 19 mm and a P80 of 13 mm. The crushed product will first be agglomerated with sulphuric acid and water and then conveyed by a series of overland (grasshopper) conveyors to a lined valley fill leach pad where it will be placed by means of a radial stacker.

An Events Pond is located down gradient from the leach pad to provide capacity for an emergency drain down of the pad and to manage the plant water balance during various storm events.

The crushed ore on the leach pad will be irrigated with dilute sulphuric acid to leach copper from the ore. Pregnant leach solution will be collected and pumped to the solvent extraction plant where the dissolved copper in the solution will be concentrated.

This concentrated solution passes to the electrowinning plant where the dissolved copper is plated onto cathodes. Copper is stripped from the cathode and is then transported to market.

Sulphuric acid is produced on site by means of a 131 tonne per day sulphuric acid plant. The plant will burn sulphur which will be transported to site in molten form. Storage tanks will be provided for molten sulphur to accommodate potential supply interruptions and for the concentrated acid to accommodate variations in demand for acid and allow for plant maintenance shutdowns.

Western Copper anticipates Yukon Energy, the regional electrical utility company, will serve the mine from a proposed new Carmacks-Stewart 138 kV transmission line Project to be built along the existing Klondike Highway. A tap in the vicinity of McGregor Creek would feed an 11-kilometer 138 kV transmission line extension to the mine’s main substation terminating on a dead-end structure. The schedule for completion of this extension is the third quarter of 2008 which fits well with the present schedule for the development of this project. WCC has a secure right-of-way for the power line from McGregor Creek to the site and is progressing in discussions with Yukon Energy over terms of a power supply agreement.

Metallurgical Testing

Based on a careful review of the results of these tests the overall copper recovery has been estimated at 85% of the total copper content of the ore. For cash flow purposes, 80% recovery is assumed to occur in the first year the ore is placed on the pad, a further 2.5% recovery is assumed to have occurred at the end of year 3, and the balance is realized during the heap rinsing phase.

Tests most closely representing the planned operating condition indicate that acid consumption will be 25 kg per tonne of ore or less.

Test work has also examined the rinsing and neutralization of the heap for reclamation purposes and has demonstrated that this is both technically and economically feasible.

Operating Costs

The operating and maintenance costs for the Carmacks operations have been estimated in detail and are summarized by areas of the plant. Cost centers include mine operations, process plant operations, and the General and Administration area. Operating costs were determined for a typical year of operations, based on an annual ore tonnage of 1.73 million tonnes and a copper production of 14,500 tonnes of copper cathode annually. The life of mine unit cost per ore tonne is C$ 19.22 and the unit cost per copper pound is C$0.98 (US$0.84) .

Capital Costs

M3 specifically examined the capital to construct the mine site access road, required plant site roads, substations, water systems, and a crushing plant, heap leach facility, solvent extraction and electrowinning (SXEW) processing facility and all other temporary and permanent facilities.

The estimate is based on the project as defined by the process and facility descriptions, design criteria, process flow diagrams and material balance, design drawings and sketches, equipment lists, and other documents developed or referenced in the feasibility study. Golder Associates provided a design report which forms the basis for the heap leach and waste rock facility quantities and estimated capital cost of these facilities.

The initial capital cost estimated for project is summarized as follows:

Area	C$
Direct Costs	$78.3 million
Mine Equipment	$8.9 million
Mine Development	$3.8 million
Acid Plant	$17.6 million
EPCM & Fee	$13.1 million
Field Indirect Costs	$7.5 million
Contingency	$14.1 million

Total	$144 million

In addition Owner’s costs are estimated at C$7.3 million. Life of mine sustaining capital amounts to C$20.8 million.

An allowance equal to six months of operating costs is included in the cash flow for working capital. This amount is recovered at the completion of mining.

Financial Analysis

Annual cash flows projections were estimated over the life of the mine based on the above estimates of capital expenditures, production cost, sales revenue, and salvage values. The cash flow model uses a copper price of US$2.32 which is derived from a three year historical, two year future rolling average as of the end of March 2007. An exchange rate of C$1.00 = US$0.85 has been used throughout the study.

The after tax financial indicators based on a 100% equity case are summarized as follows:

IRR	15.7%
NPV @ 0%	C$123 million
NPV @ 5%	C$69 million
NPV @ 10%	C$30.6 million
Payback Period	3.9 years

Island Copper/Hushamu Property (British Columbia, Canada)
Project Description

The Island Copper property, previously referred to as the Hushamu property, consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block. The Island Copper property is comprised of 216 mineral claims that cover approximately 42,700 hectares. The mineral claims have expiry dates ranging from August 5, 2011 to August 5, 2016.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

The Rupert block is free of encumbrances.

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Island Copper property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

Work Undertaken in 2009

On February 23, 2009, IMA released the results of their 2008 exploration program. IMA reported that the four holes drilled in the NW Expo zone contained copper, gold, molybdenum and rhenium mineralization consistent with that found by Western Copper previously. The two holes drilled in the main Hushamu deposit contained copper grades consistent with previous results, but slightly higher gold grades. IMA also assayed for molybdenum and rhenium and found significant values of both metals. Molybdenum had not been assayed for on a consistent basis in the past and previous programs had not assayed for rhenium.

On September 30, 2009, Kobex Resources Ltd. and International Barytex Resources Ltd. merged with IMA as part of a plan of arrangement. Pursuant to the transaction, IMA changed its name to Kobex Minerals Inc. (“Kobex”).

Work Plan for 2010

Kobex has met the minimum expenditure obligations required in the first year of the agreement and is currently performing an order of magnitude study to assist it in making future decisions regarding the project.

The Island Copper property is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Summary Report on the Hushamu Property” (the “Island Copper Report”), dated April 14, 2005 and prepared in accordance with National Instrument 43-101 by G.H. Giroux P.Eng., MASc and David J. Pawliuk, P.Geo. The complete report may be viewed under Western Copper’s profile at www.sedar.com.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Island Copper Property can be reached along logging roads from Port Hardy. The main access to the claim block is via the ‘Wanokana Main’ logging road which commences on the outskirts of Coal Harbour. The Hushamu deposit is about 12 km by logging road from Holberg Inlet. Port Hardy is about 6 or 7 hours traveling time north from Nanaimo via the Island Highway. Port Hardy can also be reached via commercial airline from Vancouver.

The property is characterized by multiple low, northwesterly to westerly trending hills and ridges bounded by narrow valleys with steep slopes. Elevations range from sea level to 695 m above sea level with ridge tops on the property commonly about 300 m above valley floors.

The property was actively logged in the early 1990's. Forest cover consists of mature stands of fir, hemlock, spruce and cedar, areas of dense second growth and open clear-cut areas. The ridge tops are open with widely scattered stunted evergreens. Low areas along creeks are covered by thick bush.

Outcrop exposure is abundant in areas of steep relief and along ridge tops. Thick humus on the forested slopes and residual glacial gravels on the valley floors restrict geologic mapping in these areas.

The property receives little snowfall in winter and can be effectively explored for 10 months each year. The climate is cool and wet, with windstorms in late fall. There are typically hot, dry spells during the summer when exploration work may be curtailed because of forest fire hazard.

History

Utah Construction and Mining Company (“Utah”) discovered a large, porphyry copper-molybdenum-gold deposit at the eastern end of Rupert Inlet between January 1966 and May 1969. This deposit was developed into the Island Copper Mine, with production beginning in October 1971. The mine produced 345 million metric tonnes of ore with average head grades of 0.41% copper, 0.017% molybdenum, 0.19 g/tonne gold and 1.4 g/tonne silver by December 1994.

Utah staked mineral claims covering most of the area between the eastern end of Rupert Inlet and the western end of Holberg Inlet during the 1960s. Utah staked the Expo claims, which cover the Hushamu deposit, in 1966. The Expo property was geologically mapped between 1967 and 1975. Geochemical soil sampling, geophysical surveying and diamond drilling resulted in the discovery of the “Hushamu Zone”. The style of copper mineralization at the Hushamu Zone is similar to that at the Island Copper ore body. Induced polarization geophysical surveying during 1982 indicated moderately anomalous chargeabilities across a broad area at the Hushamu Zone.

Property Geology

The geology of Vancouver Island north of Holberg and Rupert inlets consists of Upper Triassic to Middle Jurassic Vancouver and Bonanza groups sediments and volcanics. These rocks have been intruded by dykes and stocks of Jurassic to Tertiary age and are overlain by Cretaceous and Tertiary sediments. The major lithologic units have a pronounced northwesterly trend.

The Vancouver and Bonanza rocks are intruded by the large diorite-quartz diorite stocks of the Jurassic Island Plutonic Suite. Dykes and irregular bodies of quartz-feldspar porphyry occur along the southern edge of this belt of stocks. Significant copper-gold porphyry occurrences within the region, such as the Island Copper deposit, are hosted within altered Bonanza Formation volcanic rocks adjacent to igneous intrusions (Perello et al, 1995).

A regional fault system trends west to northwest along Rupert and Holberg Inlets. This faults splits near the western end of Holberg Inlet; one branch of the fault parallels Holberg Inlet and the other branch underlies the western side of the Strandby River valley (Dasler et al., 1995). A subordinate, conjugate set of northeasterly trending faults has been mapped, showing apparent lateral displacement of several hundred metres. The porphyry copper-gold occurrences at Hushamu, Hep, Red Dog and Island Copper are located at or near the intersections of these conjugate fault systems.

Exploration and Drilling

The resource study is based on the results from 114 diamond drill holes completed from 1980 to 1993. Composites 20 feet in length were formed from drill hole data and honoured geologic boundaries. For example, andesite composites only contained drill hole data coded as andesite. Simple statistical studies also show that copper and gold distributions for composited values are different for each of the five rock types. As a result copper and gold values within each of the five rock types were modeled and estimated independently.

The most recent diamond drilling at the Island Copper property was performed during fall 2008. The results of drilling performed since the date of the technical report have not been included in the resource estimate.

Sampling, Assaying and Security of Samples

After geological logging the diamond drill cores were split using a Longyear wheel-type core splitter. One-half of the core was retained in the core boxes and stored at the Island Copper mine site. The coreboxes were later placed in outside storage on pallets at the premises of Port Hardy Bulldozing Ltd. at Port Hardy during the decommissioning of the mine. By 2004 many of these wooden coreboxes had become rotten, and therefore the cores were moved into fresh boxes and stacked on racks constructed for this purpose at Port Hardy Bulldozing Ltd. About 75 % of the historic Hushamu drill cores are thereby available for examination, although these samples have deteriorated because of the effects of weathering and oxidation over the years.

The other half of the core was bagged and sent via commercial bus lines to Chemex Labs Ltd. in North Vancouver, British Columbia for analysis. The core samples were ground to minus 80 mesh, then a 0.500 gm sub-sample was digested in 3 ml of 3 - 2 - 1 HCl - HNO3 - H2O at 95o Celsius for one hour. This solution was then diluted to 10 ml with water and analyzed by I.C.P. methods for copper, molybdenum, silver, cobalt, iron, manganese, nickel, lead and zinc. Gold analysis was by fire assay and atomic absorption, using a 10 gm sub-sample.

Mineral Resource Estimate

A geologic block model for the Hushamu deposit was produced to control the interpolation process. A total of 503,580 blocks, each 100 x 100 x 40 ft. in dimension, were coded with geologic information.

Ordinary kriging was used to interpolate a grade into each geologic block. A total of 46,515 blocks were estimated.

Results for the resource estimate at several copper cut-offs are shown below:

Classification	Copper Cut-off (%)	Tonnage Above Cut-off (Million Tonnes)	Copper Grade (%)	Gold Grade (g/t)
Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured and Indicated	0.10	583.5	0.20	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured and Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured and Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.35	0.480

The Island Copper property is without known ore reserves and any investigations undertaken by the Company in the future will be exploratory in nature.

Redstone Property (Northwest Territories, Canada)
Property Description and Location

The Redstone property comprises five mining leases covering 13,990 acres and 16 mineral claims in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The Coates Lake area consists of the five mining leases noted above. It has an inferred resource estimate. None of the Company’s claim holdings presently have a resource estimate. The leases have expiry dates ranging from October 19, 2012 to November 29, 2015. The mineral claims have expiry dates ranging from April 7, 2010 to October 27, 2011.

Should production be achieved at Coates Lake, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1.00 per pound.

The mineral claims are free of encumbrances.

Work undertaken in 2009 and work plan for 2010

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“MDRU”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims and leases that offer the most exploration potential. No work was possible in 2008.

MDRU spent approximately two months in the summer of 2009 studying the geology in the area covered by the Redstone claims and leases. A progress report was made to Western Copper in September. The geological modeling will continue with a second site visit in 2010.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation, nor has it any present intention of doing so. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Company consists of the following:

1.	Unlimited number of Common Shares without par value. As of the date of this AIF, there are 79,404,036 common shares outstanding.

All of the issued common shares of the Company are fully paid and non-assessable. All of the common shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company;

2.	Class A Non-Voting Shares with a Par value of Cdn$0.00001 each with no special rights or restrictions; and

3.

Unlimited number of Preferred Shares with no par value, with the following special rights and restrictions: they may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions. Preferred shares would rank in priority, with respect of payment of dividends and distributions of assets on a liquidation, dissolution or winding-up of the Company, to shares ranking junior to the preferred shares including common shares. Preferred shares do not give the holders any right to receive notice of or vote at general meetings of the Company.

Stock Options

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant stock options to directors, officers, employees, and consultants of the Company and its subsidiaries.

As at March 25, 2010, the following stock options were outstanding under the stock option plan:

Expiry Date	Number of stock options	Exercise price
May 25, 2010	285,167	$0.88
June 17, 2010	80,000	$0.75
August 23, 2010	5,000	$0.43
January 13, 2011	60,000	$0.36
May 16, 2011	1,160,000	$2.00
January 22, 2012	275,000	$1.25
June 6, 2012	565,000	$1.88
June 24, 2013	631,667	$1.25
August 5, 2013	150,000	$1.39
May 12, 2014	750,000	$0.60
May 12, 2014	50,000	$0.62
July 20, 2014	25,000	$0.97
October 19, 2014	100,000	$2.02

TOTAL	4,136,834

Warrants

As at March 25, 2010, the Company had the following warrants outstanding.

Expiry Date	Number of warrants	Exercise price
December 4, 2011	86,000	$2.50
July 10, 2012	2,000,000	$1.25
December 4, 2012	2,150,000	$2.60

TOTAL	4,236,000

MARKET FOR SECURITIES

The common shares of the Company are listed on the Toronto Stock Exchange under the symbol “WRN”. The following table sets forth the trading details of the common shares of the Company from January 1, 2009 – March 25, 2010:

Month	Low Close	High Close	Average Close	Average Daily Volume
2009
January	0.24	0.39	0.29	54,285
February	0.29	0.48	0.37	34,170
March	0.24	0.48	0.37	73,623
April	0.42	0.57	0.48	265,916
May	0.48	0.75	0.54	189,204
June	0.64	0.75	0.82	100,013
July	0.74	1.30	0.97	231,659
August	1.06	1.57	1.32	181,791
September	1.47	2.05	1.82	198,277
October	1.66	2.10	1.91	187,341
November	1.69	2.17	1.91	99,276
December	1.47	1.83	1.67	137,919
2010
January	1.46	1.80	1.68	190,205
February	1.31	1.50	1.43	177,799
March 1 - 25	1.50	1.78	1.67	212,076

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation, and Experience

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting.

Name, Position, and Country of residence(1)	Director or Officer since(1)	Number of Shares(1)	% of Class(1)
Dale Corman Chairman, Director, Chief Executive Officer and President British Columbia, Canada	May 3, 2006	4,642,400	5.9%
Robert Byford (2) (4) Director British Columbia, Canada	September 22, 2009	50,000	<0.1%
Robert Gayton (2) (3) Director British Columbia, Canada	May 3, 2006	17,900	<0.1%
David Williams (2) (4) Director Ontario, Canada	May 3, 2006	725,000	0.9%
Klaus Zeitler (3) Director British Columbia, Canada	May 3, 2006	10,000	<0.1%
Paul West-Sells Executive VP Corporate Development British Columbia, Canada	November 20, 2008	20,000	<0.1%
Jonathan Clegg Vice President Engineering British Columbia, Canada	May 3, 2006	100,000	0.1%
Claire Derome Vice President Government and Community Relations Yukon, Canada	July 1, 2008	16,500	<0.1%
Julien François, Chief Financial Officer British Columbia, Canada	May 3, 2006	3,000	<0.1%

(1)

The information as to country of residence, principal occupation, and shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by the respective individuals or from SEDI.

(2)	Denotes member of Audit Committee.
(3)	Denotes member of Compensation Committee.
(4)	Denotes member of the Corporate Governance and Nominating Committee.

Dale Corman, B.Sc., P.Eng., has served as Chief Executive Officer, President, Director, and Chairman of the Board Directors since the Company’s inception in 2006. From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

Robert M. Byford, FCA, was appointed as a director in 2009. He is a former partner of KPMG LLP and Senior Vice President and Director of KPMG Corporate Finance Inc. He has a background in audit and tax and acquired significant experience with numerous public companies during his 39 years with KPMG and predecessor firms. In 1983, Mr. Byford became Managing Partner of the B.C. Region consulting practice and was a founding partner of the firm’s corporate finance practice. Mr. Byford has acted as lead financial adviser on a wide range of finance, divestiture and acquisition transactions in many industry sectors. He was an elected Governor of the Vancouver Stock Exchange and has been a frequent speaker on corporate governance, securities and corporate finance matters. He graduated from Simon Fraser University in 1969 and obtained his professional qualification as a Chartered Accountant in 1971.

Robert Gayton, B.Comm., Ph.D., FCA, has served as a Director and Chairman of the Audit Committee since the Company’s inception in 2006. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies. Dr. Gayton, FCA., holds a Bachelor of Commerce degree from the University of British Columbia, earned the chartered accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

David Williams, LL.B., MBA, has served as a Director since the Company’s inception in 2006. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is a director of several public companies. Mr. Williams holds a Master of Business Administration Degree from Queens University and a Doctor of Civil Laws Degree from Bishops University.

Klaus Zeitler, Ph.D., has served as a Director since the Company’s inception in 2006. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. He is a director of several public companies.

Corey Dean, B. Comm., L.L.B has served as Corporate Secretary since the Company’s inception in 2006. Mr. Dean has practiced corporate, securities and natural resource law with a focus on corporate finance and mergers and acquisitions since 1981. He was educated at the University of British Columbia where he received his B.Comm. in 1979 and his LL.B. in 1980. Since 1987, he has been a partner of the firm of DuMoulin Black LLP, a law firm focused on corporate finance for public companies, and is currently managing partner of the firm. Mr. Dean has an extensive corporate and securities practice with particular emphasis on mergers and acquisitions as well as public and private financings and corporate governance matters. He has advised numerous clients in listing matters on stock exchanges and in cross border financings. He acts as counsel for corporate clients engaged in various industry sectors but primarily in mineral exploration, development and operations.

Paul West-Sells, Ph.D., has served as Executive Vice President of Corporate Development since December 2008. He joined the Company in 2006 as its Senior Metallurgist to provide metallurgical support to the Company’s projects and to lead the advancement of the Casino Project through pre-feasibility engineering. Dr. West-Sells has over 15 years experience in the mining industry, and was at BHP Billiton, Placer Dome Inc. and Barrick Gold Corporation in a series of increasingly senior roles in research and development and project development. He holds a Ph.D. from the University of British Columbia in metallurgical engineering.

Jonathan Clegg, P.Eng., has served as Vice President, Engineering since the Company’s inception in 2006. In 2003, Mr. Clegg joined Western Silver Corporation as Vice President, Engineering, focusing mostly on the Peñasquito Project, a position he held until that company was acquired in 2006. He has over 30 years of experience in the design, management and construction of mining related projects, which encompassed all phases of project development from initial studies to project start-up, and has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering Ltd. there in 1977. In 1979, he moved to Canada remaining with Kilborn until 2002, where he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. from 1999 to 2002. Mr. Clegg holds a civil engineering degree from Cambridge University.

Claire Derome, B.Sc., M.Ed., has served as Vice President, Government and Community Relations since 2008. Previously she was a Director for Yukon Government's Economic Development Department. During her 20 years career before joining the Yukon Government, Ms. Derome held senior management position in the mining and resource industry. In 1994, she founded McWatters Mining Inc. and was President, Chief Executive Officer and a director until August 2003. In 1996, Ms. Derome founded Exploration Maude Lake Inc., a junior exploration company and was President, Chief Executive Office and a director from 1996 to 1997 and Chair of its Board of Directors from 1998 to 2000. From 1998 to 2001, she was a director of Alliance Forest Product Inc., a large pulp and paper company (now part of Abitibi-Bowater Inc.). From 1997 to 1999 she was appointed chair of the board of SOQUEM (Société Québécoise d'Exploration Minière, a Quebec Crown Corporation). Ms. Derome holds a B.Sc. in geology and a Master in School Administration (M.Ed.) from Université du Québec.

Julien François, CA, has served as Vice President, Finance and Chief Financial Officer since the Company’s inception in 2006. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François' experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor. Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia.

Control of Securities

As at March 25, 2010, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, and aggregate of 5,584,800 common shares of the Company, representing approximately 7% of the issued and outstanding common shares of the Company. In addition, the directors and executive officers of the Company as a group held 2,503,500 stock options for the purchase of common shares of the Company. The stock options are exercisable at prices ranging from $0.88 and $2.02 per common share and expire between 2010 and 2014. Of the total stock options held by directors and executive officers, 1,825,164 stock options had vested as at March 25, 2010.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity;

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

1.

Robert Gayton was a director of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

2.	David Williams was a director of Octagon Industries (“Octagon”), a reporting issuer in the Provinces of British Columbia and Alberta, when the following events occurred:

On May 29, 2001 a cease trade order was issued against Octagon by the British Columbia Securities Commission for failure to file an annual report for the company’s fiscal year ended December 31, 2000, and was revoked on August 28, 2001. The British Columbia Securities Commission issued another cease trade order on June 2, 2004, and the Alberta Securities Commission issued a cease trade order on June 8, 2004, both for being in default of requirements concerning filing financial statements.

Octagon was suspended from the TSX-Venture on June 3, 2004 as a result of the issuance of the June 2, 2004 cease trade order, and was delisted from the NEX on September 29, 2004 for failure to pay the required sustaining fees.

On June 12, 2001, Octagon’s trustee sent a proposal to unsecured creditors of Octagon (the “Proposal”) pursuant to the Bankruptcy and Insolvency Act. A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001. Octagon has since been dissolved by the British Columbia Ministry of Finance effective August 15, 2003.

3.

Claire Derome was a director of McWatters when it was granted the protection of the Companies' Creditors Arrangement Act ("CCAA") on February 14, 2001. McWatters came out of CCAA protection on April 8, 2002.

Claire Derome was a director of McWatters until August 2003. On June 7, 2004, McWatters filed a proposal under the Bankruptcy and Insolvency Act that was approved by creditors on June 22, 2004.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

Other Positions Held by Directors and Officers

Name	Position at Western Copper Corporation	Other director or officer roles at the following companies
DALE CORMAN	Chief Executive Officer, Director, President, Chairman	Spanish Mountain Gold Ltd.
DAVID WILLIAMS	Director	Atlantis Systems Corp.
Newport Partners Income Fund
Radiant Energy Corp.
Resin Systems Inc.
Roador Inc.
SQI Diagnostic Inc.
KLAUS ZEITLER	Director	Amerigo Resources Ltd.
Candente Resource Corp.
Los Andes Copper Ltd.
Rio Alto Mining Limited
ROBERT GAYTON	Director	Amerigo Resources Ltd.
B2 Gold Corp.
Eastern Platinum Limited
Nevsun Resources Ltd.
Palo Duro Energy Inc.
Quaterra Resources Inc.
Silvercorp Metals Inc.
Trans National Minerals Inc.
COREY DEAN	Corporate Secretary	Bear Creek Mining Corporation
Rio Cristal Zinc Corporation
JULIEN FRANÇOIS	Chief Financial Officer	Bryant Resources Inc.

LEGAL PROCEEDINGS

The Company and its properties or holdings are not subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None, save as otherwise disclosed herein.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare at its offices in Vancouver, British Columbia, at 510 Burrard Street, Vancouver, BC, V6C 3B9 and in Toronto, Ontario.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, other than in the ordinary course of business:

1.	Option Agreement dated July 2002 between CRS Copper Resources Corp. and Great Basin Gold Ltd. Refer to “Description of Business – Casino Property”.

2.	Option Agreement dated February 2005 between Regalito Copper Corp. (formerly Lumina Copper Corp.) and Electra Gold Ltd. Refer to “Description of the Business – Island Copper Property”.

3.	Option Agreement dated August 15, 2008 between Western Copper Corporation and IMA Exploration Inc. Refer to “Description of the Business – Island Copper Property”.

NAMES AND INTERESTS OF EXPERTS

To the best of the Company’s knowledge, the authors of the reports listed below do not have any interest in nor hold any securities of the Company:

  “Carmacks Copper Project Copper Mine and Process Plant, Feasibility Study Volume I Executive Summary” dated May 22, 2007 prepared in accordance with National Instrument 43-101 by Timothy S. Oliver, P.E.;

  “Casino Project Pre-Feasibility Study - Yukon Territory, Canada” (the “Casino Report”) dated August 5, 2008 and prepared in accordance with National Instrument 43-101 by Timothy S. Oliver, P.E.;

  “Summary Report on the Hushamu Property” dated April 14, 2005 prepared in accordance with National Instrument 43-101 by G.H. Giroux P.Eng., MASc. and David J. Pawliuk P.Geo.; and

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada.

ADDITIONAL INFORMATION

General

Information relating to the Company may be found under the Company’s profile on the SEDAR website at www.sedar.com. The information available at www.sedar.com includes copies of the full text of the technical reports prepared for the Company in respect to the Carmacks, Casino, Island Copper, and Redstone properties described herein.

Additional financial information is provided in the Company’s audited annual consolidated financial statements and management’s discussion and analysis as at and for the year ended December 31, 2009. This information is also available under the Company’s profile on SEDAR at www.sedar.com.

Audit Committee Information

Audit Committee Charter

The Audit Committee Charter, as approved by the Company’s Board of Directors, is included in Schedule A of this AIF.

Audit Committee composition and relevant education and experience

The Audit Committee is comprised of Robert Gayton (Chair), Robert Byford, and David Williams. All three members are independent and are financially literate, as described in Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”). Please refer to the “Directors and Officers” section on page 30 of this AIF for a detailed description of each member’s education and experience relevant to being a member of the Audit Committee.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Reliance on Certain Exemptions

Since the commencement of 2009, Western Copper’s most recently completed financial year, the Company has not relied on:

a.	The exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services)
b.	The exemption in section 3.2 of MI 52-110 (Initial Public Offerings)
c.	The exemption in section 3.4 of MI 52-110 (Events Outside Control of Member)
d.	The exemption in section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member) or
e.	An exemption from of MI 52-110, in whole or in part, granted from Part 8 (Exemptions)

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of 2009, Western Copper’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) of MI 52-110 (Controlled Companies) or section 3.6 of MI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

Since the commencement of 2009, Western Copper’s most recently completed financial year, the Company has had no need to rely on the exemption in section 3.8 of MI 52-110 (Acquisition of Financial Literacy) as all members of the Audit Committee are financially literate.

Audit Committee Oversight

At no time since the commencement of 2009, Western Copper’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor, not been adopted by the Board of Western Copper

Pre-approval policies and procedures

All audit, audit related, and non-audited services to be performed by the external audit firm are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External auditor service fees (by category)

The following table sets forth the aggregate professional fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during each year ended December 31, 2009 and 2008.

	Year ended December 31,
	2009	2008
Audit Fees	$92,100	$162,970
Audit Related Fees	-	-
Tax Fees	$40,140	$24,750
All Other Fees	-	$3,000
Total	$132,240	$190,720

Audit Fees are professional fees billed for the audit of the Company’s annual consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with regular statutory or regulatory filings.

Audit Related Fees are professional fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees”.

Tax Fees are professional fees billed for tax return preparation and advice related to tax compliance and tax planning.

All Other Fees include fees billed for services other than disclosed in any other category.

Schedule A
Audit Committee Charter

A. Audit Committee Purpose

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

  Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure
  Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance
  Monitor the independence and the performance of the Company’s independent auditors
  Provide an avenue of communications among the independent auditors, management and the Board of Directors
  Encourage adherence to, and continuous improvement of, the Company’s polices, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

B. Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the TSX and AMEX, as applicable. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed. In addition, the Committee, or at least its Chair, should communicate with management quarterly to review the Company’s financial statements and significant findings based upon the independent auditors limited review procedures, if any.

C. Audit Committee Responsibilities and Duties - Detail

Review Procedures

Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

Review with financial management the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Independent Auditors

The independent auditors are accountable directly to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditor’s independence.

Review the independent auditors audit plan and engagement letter.

Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors.

Consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Other Audit Committee Responsibilities

On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

Annually prepare a report to shareholders to be included in the Company’s annual information circular. The Chairman of the Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars.

Establish procedures for the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters, including the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.